Exhibit 4.2

AMENDMENT 2011-1

TO THE

AMERICAN GREETINGS

RETIREMENT PROFIT SHARING AND SAVINGS PLAN

American Greetings Corporation (the “Corporation”) hereby amends the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”), effective as of the dates set forth below. This amendment is adopted pursuant to Section 7.1 of the Plan.

1.	Effective January 1, 2011, Section 3.2(a) of the Plan (“Matching Contributions”) is amended in its entirety to read as follows:

“(a)	Matching Contributions. The Company may, in its discretion, contribute to the Matching Contribution Account of a Participant who is otherwise eligible for a Matching Contribution an amount equal to forty percent (40%) of such Participant’s Elective Deferral Contributions, Roth Contributions and/or Catch Up Contributions, up to and not exceeding six percent (6%) of the Participant’s Compensation. Except as otherwise determined by the Company, the maximum amount of a Matching Contribution shall be forty percent (40%) of six percent (6%) of Compensation, which is a maximum of two and four tenths percent (2.4%) of Compensation. A Participant is entitled to a Matching Contribution if the Participant has met the requirements of Section 2.1(b), the Participant is employed on the last day of the Plan Year for which the Matching Contribution is made, and, for Plan Years ending before January 1, 2011, the Participant has completed a Year of Service in the Plan Year for which the Matching Contribution, if any, is made. Notwithstanding the foregoing and any other provision of the Plan to the contrary, the Company shall not match any amounts contributed by the Participant above six percent (6%) of Compensation.”

2. Effective January 1, 2011, Section 3.5 of the Plan (“Catch-up Contributions”) is hereby amended by deleting in its entirety the final paragraph thereof (commencing with “No amounts contributed as. . .”).

3. Effective January 1, 2009, Section 6.1(d) of the Plan (“Required Minimum Distributions”) is hereby amended by adding the following new paragraph to the end thereof:

“Notwithstanding the foregoing, effective January 1, 2009 and in accordance with section 401(a)(9)(H) of the Code and related guidance, each Participant and beneficiary with respect to the Plan Year commencing January 1, 2009 (the “2009 Plan Year”) who otherwise would be required to receive a minimum required distribution of one or more payments in a series of substantially equal distributions made at least annually and expected to last for the life of the Participant (or life expectancy) or the joint lives of the Participant and his beneficiary (or joint life expectancies of the Participant and his beneficiary), may elect to receive or to waive the receipt of the minimum required distribution in respect of the 2009 Plan Year in accordance with rules and procedures established by the Committee.”

4. Effective January 1, 2011, Section 6.5(a) of the Plan (“Location of Participant or Beneficiary Unknown”) is hereby amended in its entirety to read as follows:

“(a)	If the Trustee cannot make payment of any amount to, or on behalf of, a Participant or beneficiary within five (5) years after such amount becomes payable because such Participant or beneficiary is missing, at the end of such five (5)-year period, the Committee (or its delegate) shall direct that all unpaid amounts which would have been payable to or on behalf of such Participant or beneficiary shall be treated as a forfeiture; provided, that prior to directing the forfeiture of such amounts, the Committee (or its delegate) shall take such steps as may be reasonable and appropriate to attempt to locate the missing Participant or beneficiary; provided, further, that for purposes of this Section, a Participant or beneficiary shall be deemed missing if the Committee (or its delegate) mails by registered or certified mail to Participant’s or beneficiary’s last known address a written demand for his current address or proof that he is alive, and such Participant or beneficiary shall fail to provide the same within one (1) year of the mailing of such demand.”

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IN WITNESS WHEREOF, the Corporation has adopted this Amendment 2011-1 to the American Greetings Retirement Profit Sharing and Savings Plan on the date set forth below.

AMERICAN GREETINGS CORPORATION

By:	/s/Brian T. McGrath
Brian McGrath, Senior Vice President of Human Resources

Date:	12/20/2011

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